UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-40851

Procaps Group, S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel : +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On December 31, 2024, Procaps Group, S.A. (the “Company”) received a delinquency letter (the “Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that it is not in compliance with Nasdaq’s Listing Rule 5250(c)(2) due to the Company’s failure to file its interim financial statements for the period ended June 30, 2024, on Form 6-K with the Securities and Exchange Commission.

The interim financial statements were required to be filed with Nasdaq by December 31, 2024, but were not for the reasons previously disclosed in connection with the delay in the filing of the Company’s Form 20-F for the fiscal year ended December 31, 2023.

The Letter further stated that the Nasdaq Hearings Panel will consider this matter in its decision regarding the Company’s continued listing.

The Company plans to timely respond to the most recent notice from Nasdaq and otherwise present its plan to evidence full compliance with the Company’s applicable filing requirements at its upcoming hearing before the Nasdaq Hearings Panel.

The Company issued a press release relating to the foregoing, which is attached to this Form 6-K as Exhibit 99.1.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press Release of Procaps Group, S.A. dated January 3, 2025 – Procaps Group Receives Nasdaq Notice Related to Late Filing of its Interim Financial Statements for the Period Ended June 30, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCAPS GROUP, S.A.

By:	/s/ José Antonio Toledo Vieira
Name:	José Antonio Toledo Vieira
Title:	Chief Executive Officer

Dated: January 3, 2025

3